CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the three months ended January 31, 2013

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the three months ended January 31, 2013 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of March 13, 2013, and compares its financial results for the three months ended January 31, 2013 to the three months ended January 31, 2012. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the period ended January 31, 2013 and 2012 and audited consolidated financial statements for the years ended October 31, 2012 and 2011 The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise noted. The Company reports its financial position, results of operations and cash-flows in accordance with International Financial Reporting Standards.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in preliminary economic analyses or prefeasibility studies also may be deemed to be forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining that mineralization, if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Carbon Creek Metallurgical Coal property in British Columbia (“Carbon Creek”) and the Sheini Hills Iron Ore property in Ghana (“Sheini”);

  the potential for a production decision to be made at Sheini for either or both of the ironstone ridges or fericrete/detrital deposits, the potential commencement of any development of a mine at Sheini following a production decision, the potential for any mining of or production from Sheini, the potential for any ferricrete/detrital deposits to be mined first and without any blasting or open- pit preparation, the potential for the fericrete/detrital deposits to be mined by equipment such as open bowl scrapers and for any such production carried out in this way to provide significant operational savings and the potential for any non-iron material to be easily removed during beneficiation of ferricrete/detrital mineralization;

  the anticipated timing of the completion of the feasibility study for the Carbon Creek project;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 2

  the potential exercise of the option to acquire the 4 coal licenses forming part of the Carbon Creek project, the potential for a production decision to be made concerning Carbon Creek, the potential commencement of any development of a mine at Carbon Creek following a production decision and the potential for any production from the Carbon Creek deposit whether by 2014 or at all;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources and reserves at its mineral properties;

  the timing and cost of the planned future exploration programs at Sheini and Carbon Creek and the timing of the receipt of results therefrom;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations including, without limitation to complete a planned loan with Sprott Resource Lending Partnership; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the Company’s future cash requirements, and the ability of the Company to raise the funding necessary to carry out its planned work programs and meet its general and administrative expenses for the remainder of the fiscal year ending October 31, 2013;

  the level and volatility of the price of commodities, and iron ore and coal in particular;

  general business and economic conditions;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 3

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at Sheini and Carbon Creek;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource/reserve estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Sheini and Carbon Creek;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors, its joint venture partners, the applicable regulatory agencies, First Nations in British Columbia and indigenous groups in other countries;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from Carbon Creek; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

In addition, in carrying out the Pre-feasibility Study with respect to Carbon Creek, as described under “Results of Operations – Material Mineral Properties – Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada” a number of assumptions have been made, which are more particularly described in that section. Also, in preparing the resource estimate for Sheini, as described under “Results of Operations – Material Mineral Properties – Sheini Hills Iron Ore Project, Ghana” a number of assumptions have been made, which are more particularly described in that section.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 4

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the "SEC") set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7") strictly prohibit information of this type in documents filed with the SEC. Because the Company meets the definition of a "foreign private issuer" under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled "A Standardized Coal Resource/Reserve Reporting System for Canada" originally published in 1988.

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 5

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at March 13, 2013.

RESULTS OF OPERATIONS

Background

Cardero is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties. The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

General

Cardero is focussed on the migration from high-risk, early-stage grassroots exploration projects to more advanced stage projects, and on bulk commodities such as metallurgical coal and iron, where it can add value through identification and acquisition of advanced projects.

During the three months ended January 31, 2013 and to January 28, 2013, the Company was primarily focussed on the studies and other activities necessary to support the ongoing preparation of the bankable feasibility study for the Carbon Creek project, and carrying out additional metallurgical testwork relating to the Sheini Hills Iron ore deposit. Cardero’s current strategy is to seek to option-out or joint venture all of its “non-core” assets and monetize its iron assets, allowing the Company to focus on Carbon Creek. The Company also continues to seek joint venture partners for its assets other than Carbon Creek and Sheini, but no new joint ventures were entered into and none are presently under negotiation. The Company is presently assessing its plans for Sheini.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 6

Property	Total Costs to October 31, 2012	Total Costs to January 31, 2013	Estimated Fiscal 2013 Expenditures(1)
Carbon Creek Metallurgical Coal Project, BC, Canada	$73,116,935	$75,748,458	$8,356,500
Sheini Hills Iron Project, Ghana	$11,436,626	$12,184,742	$500,000

Note:	1.

This amount represents the estimated exploration expenditures for the entire fiscal year ending October 31, 2013 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures, as well as the Company raising the necessary financing to carry out its planned work, as it does not currently have the required funds to carry out the planned work.

Material Mineral Properties

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

The Carbon Creek Metallurgical Coal Deposit is the Company’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Company released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of 633 million, and an IRR of 24% (all on a post-tax, 75% basis). The Company is currently undertaking a bankable feasibility study on the project.

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Company’s profile at www.sedar.com.

The Carbon Creek property, held by Cardero Coal Ltd. (a wholly owned subsidiary of the Company (“Cardero Coal”)) lies approximately 60 kilometers (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St. John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

During the three months ended January 31, 2013 and to date, the Company continued work on the studies and other activities required in support of the preparation of the bankable feasibility study for Carbon Creek. No material field work was carried out during this time. The Company has also continued with the necessary activities in support of its application for an Environment Assessment Certificate and to negotiate agreements with respect to the required infrastructure for development and mining at Carbon Creek, including transportation, loading facilities and power, as well as continuing with negotiations with applicable First Nations regarding impact benefit agreements. The Company also plans, subject to raising the necessary funding, to undertake a large diameter and geotechnical drilling program and coal quality testing at Carbon Creek during the summer field season.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 7

In January, 2013, Cardero Coal entered into an agreement with the optionor of four coal licenses forming part (3,513 hectares) of Carbon Creek to extend the exercise deadline of the option for a period of up to three months. Previously, Cardero Coal was required to exercise the option on or before January 14, 2013 by paying the option holder $5M and delivering 400,000 common shares of Cardero. Under the new terms, Cardero Coal has agreed to pay a non-refundable deposit of $1M on January 14, 2013, with the $4M balance and 400,000 shares due upon exercise of the option. Cardero Coal may extend the deadline for the exercise of the option for up to three months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. To date, the Company has made the initial $1M interim payment and the three $20,000 payments to extend the option exercise deadline to April 14, 2013.

The Company does not have sufficient funds in place to carry out all of the planned work at Carbon Creek, and so its ability to carry out the planned activities is subject to raising the required funding.

Sheini Hills Iron Ore Project, Ghana

During the three months ended January 31, 2013 and to date, the Company received a technical report with respect to the maiden resource estimate for its Sheini Hills Iron ore project, and continued with its in-house metallurgical testing through its wholly owned subsidiary, Cardero Materials Testing Laboratory Ltd. (“CMTL”). No material field work was carried out during the quarter or to date.

Information in this MD&A regarding Sheini is based on information provided by the technical report dated January 14, 2013, effective January 14, 2013, entitled “Mineral Resource Estimate for the Sheini Hills Iron Project, Ghana” (the “Sheini Report”) prepared by SRK Consulting (UK) Limited (“SRK”). The following is from the summary section of the Sheini Report and the detailed disclosure in the Sheini Report is incorporated into this MD&A by reference. Readers are encouraged to review the entire Sheini Report, which is filed on SEDAR at www.sedar.com. Note – in the following summary “Cardero” refers to Cardero Ghana.

1.1      Location

The Sheini Hills Iron Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana. The project area is situated in the eastern part of the Northern Region, close to the border with Togo and approximately 400 km north of Accra. Tamale, Ghana’s second largest city, with a population of approximately 360,000, lies 170 km west of the project area. Access to site from Tamale is by a paved road as far as Yendi and then by a series of all-weather roads. The terrane of the Sheini project area is characterized by a series of steep ridges surrounded by slightly undulating, semi-open savannah woodland.

1.2      Property Description and Ownership

The project area consists of three contiguous prospecting licences, which define a cumulative licence area of 397.5 km2. The prospecting licences were issued to and are held by Emmaland Resources Ltd (“Emmaland”). Cardero Ghana has entered into three separate joint ventures with Emmaland (effective as of 12 December 2011) to explore and, if warranted, develop the lands subject to the prospecting licences.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 8

1.3      Data Quality

As part of its work, SRK verified that the data provided by Cardero is sufficiently robust for use in deriving a Mineral Resource Estimate. This included viewing drillholes at the core shed in order to check the quality of logging, along with cross-checking assay certificates against the database. Cardero has conducted what is considered to be industry best practice in relation to the QAQC checks and has developed a systematic process in which duplicates, blank material, and standard reference materials are inserted into the sample stream at regular intervals.

1.4      Geology and Mineralization

Iron mineralization at Sheini occurs as primary Ironstone (banded and granular types with local hardcap development) and as Detrital iron deposits (located on plains, peripheral to the Ironstone deposits). Primary iron mineralization identified at Sheini, being classed as a “Rapitan-type iron formation”, predominantly comprises bladed hematite with lesser iron hydroxides (goethite and limonite) confined to interbedded banded iron formation and granular iron formation at the base of the Late Precambrian – Early Phanerozoic Buem Formation. The Ironstone package and adjacent footwall and hanging wall lithologies have been subjected to ductile deformation resulting in a series of broadly N-S trending asymmetric inclined fold structures, offset by a series of NNE-SSW trending, and later E-W to ENE-WSW trending, brittle faults. The iron mineralization is sedimentary in origin, and extends to a total of approximately 8.6 km along strike, up to 1.2 km across strike and to depths of up to 300 m from surface.

1.5      Geological Model

Geological modelling was conducted in 3D Geomodeller software, using logged Ironstone (which groups together both banded and granular iron formation) as an explicit control on model geometry. Fresh Ironstone was modelled within three spatially distinct domains – north zone (zone 100), central zone (zone 200) and south zone (zone 300), all of which lie within the Sheini Central licence. Geological mapping, sectional interpretations (by both Cardero and SRK geologists) and both downhole and surface structural measurements were used to help model the geometry of the orebody between drillholes on and between sections.

In addition to primary Ironstone mineralization, re-deposited Detrital material forms extensive flat-lying platforms adjacent to N-S trending ridges throughout the project area. Detrital wireframes were generated in Leapfrog Mining software.

Surficial weathered Ironstone or Hardcap wireframes were generated in CAE Datamine Studio 3 software and based on logging in Cardero’s lithological drillhole log.

Figure ES 1 shows the modelled Ironstone and Detritals.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 9

Figure ES 1: Oblique view (36° towards 325°) of the Detrital wireframes (blue) with Ironstone domains 100-300 (pink) overlain on the topography survey. (Source: SRK)

1.6      Mineral Resource Estimate

A 4 m composite file was used in a geostatistical study (variography and Quantitative Kriging Neighbourhood Analysis – “QKNA”) that enabled Ordinary Kriging (“OK”) to be used as the main interpolation method. Due to the current structural interpretation of the Sheini Hills Iron Project, which incorporates a series of asymmetric fold structures, SRK adopted the ‘Unfold’ technique to enable the drillhole file to be converted into a flat plane, with the aim of improving on the quality of the geostatistical results. Unfolding was not considered necessary for the Detrital and Hardcap domains. The results of the variography and the QKNA were utilized to determine the most appropriate search parameters.

The interpolated block model was validated through visual checks and a comparison of the mean input composite and output model grades. SRK is confident that the interpolated block grades are a reasonable reflection of the available sample data on both global and local scales.

1.7      Mineral Resource Statement

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing the optimisation parameters outlined above and above a cut-off grade of 15% Fe. This represents the material which SRK considers has reasonable prospect for eventual economic extraction potential based on the Whittle optimisation analysis. Table ES 1 shows the resulting Mineral Resource Statement for Sheini Hills.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 10

Mineral Resources were estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. It has an effective date of 7 January 2013. The Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources discussed herein may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, political and other factors. There is insufficient information available to assess the extent of which the Mineral Resources may be affected by these factors.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 billion tonnes (Bt), with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

Table ES 1: Mineral Resource Statement for the Sheini Hills Iron Ore Project Reported above a
15% Fe cut-off and within an optimized pit shell

Zone	Resource Category	Tonnes (Mt)	Fe %	Al2O3%	SiO2%	P %
Ironstone Sheini Central - North	Inferred	349.2	37.6	4.4	34.3	0.26
Ironstone Sheini Central - Centre	Inferred	111.1	34.6	5.2	38.0	0.28
Ironstone Sheini Central - South	Inferred	581.0	33.9	5.4	37.2	0.36
Ironstone Hardcap	Inferred	4.1	36.5	8.5	32.3	0.09
Ironstone Total	Inferred	1,045	35.2	5.1	36.3	0.32
Detritals	Inferred	266.9	28.2	9.5	41.1	0.09
TOTAL	Inferred	1,312	33.8	6.0	37.3	0.27

Notes:
(1) Mineral Resources which are not Mineral Reserves have no demonstrated economic viability
(2) The effective date of the Mineral Resource is 7 January 2013
(3) The Mineral Resource Estimate for the Sheini deposit was constrained within lithological solids and within a Lerchs-Grossman optimized pit shell defined by the following assumptions; pig iron flow sheet; metal price of USD400/t; slope angles of 53º in the Ironstone and Detrital material; a mining recovery of 95.0%; a mining dilution of 5.0%; a base case mining cost of USD2.50/t; process operating costs of USD2.50/t ore USD4.50/t ore in the Ironstone and Detrital respectively; Ironstone processing recovery of 100%; Detrital processing recovery of 25%; reductant costs of USD0.58/t%Fe and other concentrate costs of USD33.33/t; smelting costs were separated into power and other costs and were estimated at USD27.50/t and USD51.00/t, respectively; 90% assumed product grade
(4) Mineral Resources for the Sheini Hills deposit have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines (December 2005)” by Howard Baker (MAusIMM(CP)), an independent Qualified Person as defined in NI 43-101.

1.8      Metallurgical Testwork

SRK has initiated and reviewed a certain amount of metallurgical testwork on samples collected from the deposit so as to determine whether or not the material has potential to be used to produce a saleable product and so enable it to report the above Mineral Resource Estimate.

Mineralogical investigations conducted as part of the SRK supervised testwork programme indicate the presence of haematite and quartz as the dominant mineral species in the Ironstone unit. Scanning Electron Microscopy (“SEM”) analysis indicated that the haematite is present as very fine plate-like particles, with a face diameter of the order of 5-10 µm, cemented in a silicate matrix.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 11

As a consequence of the very fine haematite grain size, no significant upgrading was able to be achieved by conventional separation processes including gravity separation at coarser sizes together with magnetic separation at finer sizes. Additional testwork including flotation (both “direct” for haematite recovery, and “reverse” for silica rejection) and selective flocculation did not suggest any potential for significant separation and upgrading.

In parallel with the SRK supervised programme, Cardero [Cardero Materials Testing Laboratory Ltd. (“CMTL”)] has conducted some metallurgical testwork at its in-house facility. The first test result reported to SRK was a smelting test using Cardero’s in-house smelting technology. This test was conducted on a sample of Ironstone with a head grade of 37% Fe. The smelting test resulted in the production of a pig iron product of reasonable quality, although the P content was high. The economic analysis provided by Cardero for the smelting test suggested that the process would generate a positive operating margin; the magnitude of which would be enhanced if the smelting process was fed with material of a higher grade than the global run of mine ore.

Subsequent testwork results provided to SRK consisted of a “magnetising roast” test conducted on the Ironstone sample. The principle behind this process is to convert the haematite to magnetite by roasting the ore under reducing conditions, and then to separate the magnetite by conventional Low Intensity Magnetic Separation (“LIMS”). This testwork resulted in the upgrading of the roasted material from 37% Fe to just under 50% Fe, with a corresponding reduction in silica content.

In summary, the Ironstone does not respond to conventional separation processes due to the fine, and finely disseminated, nature of the haematite mineralization, although the Detrital material does show some potential for conventional processing. Given the very fine liberation size of the haematite, even if a high degree of liberation can be achieved, such as by converting the haematite to magnetite, most physical separation processes are very inefficient and non-selective at such a fine liberation size. While direct smelting is a potential option from a technical viewpoint, any upgrading that could be achieved prior to smelting would improve the economics of the smelting process.

SRK’s conclusions, based on the above, are that while there is potential for the mineralization identified to be used to generate a saleable product, this will not be via a conventional flow sheet and further testwork will be required to prove this.

1.9      Conclusions and Recommendations

The primary aim of this report was to generate a Mineral Resource Estimate for the Sheini Hills iron asset owned by Cardero using all available and valid data. Qualified Person Howard Baker (MAusIMM(CP)) believes the aim has been achieved and that the project has met the original objectives.

It is the opinion of SRK that the quantity and quality of available data is sufficient to generate Inferred resources and that the Mineral Resource Statement has been classified in accordance with the Guidelines of NI43-101 and accompanying documents 43-101.F1 and 43-101.CP. It has an effective date of 7 January 2013.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 Bt, with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 12

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing a metal price of USD400/t following the assumption that the raw, unbeneficiated Ironstone is smelted together with beneficiated Detrital material to produce a high phosphorous pig iron product, this being the flow sheet most supported by the metallurgical testwork completed to date. This represents the material which SRK considers has reasonable prospect for eventual economic extraction.

SRK recommends to Cardero that it makes additional metallurgical testwork its priority to confirm the technical viability of one of the process routes being studied and the nature of the products that will be produced. Furthermore, and with the benefit of future metallurgical data, SRK recommends that Cardero then undertakes a Preliminary Economic Assessment (PEA) to determine the potential economics of the project, inclusive of a market study to ensure that the envisaged product meets market requirements, prior to undertaking any additional resource definition drilling.

SRK recommends the following work programme be undertaken:

Phase I: Additional metallurgical test work in order to finalize the processing flowsheet. Product specification will be a critical factor in determining the future direction of the project, whether it is production of a commercially saleable concentrate or hot metal / pig iron products.

Phase II: On completion of the metallurgical test work, a PEA is recommended to assess the economics of the project.

Phase III: Contingent on positive PEA results, additional drilling will be required to test multiple targets to the south (18,000 m drilling over 24 km strike length) and extensive drilling will be required to move Inferred Mineral Resources to the Indicated and Measured categories.

Phase I detailed metallurgical work will be completed during Quarter 1, 2013. Cardero has allocated a budget of CAD 300,000 to complete this work which SRK deems appropriate. Several samples are currently being shipped from Ghana to CMTL.

Detrital samples from four reverse circulation samples will be combined into one 220 kg sample. Ironstone samples will comprise three separate metallurgical tests.

A series of tests will be run on metallurgical samples each following the basic principles of the magnetizing roast flow sheet. Conditions in each stage of the flow sheet will be varied to determine the optimal combination. Coarse grind size will be tested at 4.0 mm, 2.0 mm and 0.25 mm. Magnetising roast will be varied according to two temperatures (900°C or 1100°C) and various rotary hearth furnace residence times.

Grade and recovery will be analysed to determine the optimal concentrate which will be used as feedstock for bench-scale box-furnace melt tests, to simulate the pig iron that could be produced in an electric arc furnace.

SRK considers the planned testwork appropriate.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 13

Sheini - Proposed Work

During the fiscal year ending October 31, 2013, the Company proposes, subject to financing, to carry out the recommended metallurgical testing. Depending upon the results obtained, the Company will assess the appropriate next steps with respect to the project.

Other Mineral Properties

Longnose and Titac Titanium Projects, Minnesota, USA

During the period ended January 31, 2013 the Company determined that no further exploration will be done on the TiTac and Longnose properties. The Company intends to maintain the properties in good standing while it seeks a buyer or other investment partner for the properties. In the absence of any definitive arrangements for such disposal or investment partner at this time, the Company determined that the carrying value of the properties were impaired and wrote off cumulative costs incurred to date of $3,775,254 as an impairment charge in the statement of operations.

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation ("Artha"), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company.

The option agreement provides that Artha has the option to earn a 55% working interest in the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over three years (USD 250,000 by September 9, 2012 - reduced by agreement to USD 228,000, balance added to next year expenditures) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of TSXV acceptance - issued). Upon Artha having earned its initial 55% interest, the Company has the right to maintain its 45% interest through pro rata funding of exploration expenditures going forward. Alternatively, the Company may choose to be diluted down to a minimum interest of 10%, at which point its interest will be converted to a 2% NSR royalty.

Based on information received from Artha, no material fieldwork was carried out on the Organullo project during the three months ended January 31, 2013 and to date. The Company also understands that, subject to raising the necessary financing, Artha currently proposes to carry out drill program at the Organullo property in 2013. Further information will be released as received from Artha.

Minas Pirquitas Project, Argentina

On July 17, 2009, the Company and Davcha Resources Pty. Ltd. ("Davcha") finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha. Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 (incurred) and additional expenditures of USD 950,000 on or before July 14, 2013.

Artha has advised that it is currently in the process of finalizing community access agreements so that an initial 2,500m drilling program can be initiated on the Noeilla Breccia and Pirquitas NW prospects, where surface work and IP geophysics have defined 2 targets ready for drilling. Further information will be released as received from Artha.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 14

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson PGeo, Cardero's Executive Vice President and a qualified person as defined by NI 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A (other than with respect to the Sheini Reports) and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

Howard Baker B.Sc., M.Sc., MAusIMM (CP) a Principal Geologist (Mining Geology) with SRK Consulting (UK) Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Sheini Report and, in particular, the resource estimate contained therein. Mr. Baker has 18 years practical experience in the mining industry with the previous 10 years focussed on iron ore mining, exploration and mineral resource estimation. Mr. Baker worked as a Senior Mine Geologist at the BHP Billiton, Yarrie Operation in the Pilbara region of Western Australia and as a Specialist Resource Geologist for Rio Tinto Iron Ore, also in Pilbara region of Western Australia. Following this, Mr. Baker has worked as a Principal Geologist for SRK on numerous iron ore deposits including those in West and Central Africa, Sweden, Finland, Canada, Portugal and Armenia.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Canada, Mexico, Argentina, the United States, and Ghana. Due to the nature of the Company's proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of Carbon Creek, which has estimated reserves and resources, and Sheini, Titac and Longnose, which have estimated resources, with no known resources and or known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Other than on the Carbon Creek property, there are no known reserves and, other than on the Carbon Creek, Sheini, Titac and Longnose properties there are no known resources, on any of the Company's properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 15

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company's long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company's properties will be such that any such deposits can be mined at a profit.

Recent market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011/12, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company's access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 16

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility: In recent years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 17

Title Matters: The acquisition of title to mineral properties in Mexico, Argentina and Ghana is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples' land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina and Ghana, where blockades of access to the Company's properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company's properties are in the exploration stage and, with the exception of Carbon Creek, the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company's properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 18

Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Argentina, Mexico, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 19

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos and Ghanaian cedis. The Company's operations in the United States, Mexico, Argentina and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company's financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 20

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource/reserve estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

• these estimates will be accurate;

• reserve, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not (with the exception of Carbon Creek) defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for coal, iron ore and other metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 21

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive: The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a "passive foreign investment company" under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC"). However, no determination has been made regarding Cardero's PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any "excess distributions" (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a "qualified electing fund" (a "QEF") election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of Cardero's "net capital gain" and "ordinary earnings" (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if Cardero is a PFIC and the Common Shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 22

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Financial Results of Operations

During the three months ended January 31, 2013, the Company incurred a net loss of $6,456,276 (2012 - an income of $7,331,849).

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Three Months ended January 31, 2013 compared to three months ended January 31, 2012

The Company’s general and administrative costs were $2,332,200 (2012 - $3,915,634), and reviews of the major items are as follows:

  Consulting fees of $192,556 (2012 - $421,230) includes $nil (2012 - $43,431) of share-based payments. The decrease was due to some consultants hired in the comparative period who were no longer retained in the current period due to a slow-down of activities in the South American subsidiaries;

  Depreciation decreased to $59,146 (2012 - $82,723), primarily due to the decreased net asset value in the current period;

  Investor relations of $53,593 (2012 - $282,570) includes $27,002 (2012 - $160,956) of share- based payments. The remaining decrease is due to less activities due to slow down of the equity market in the current period;

  Office costs of $231,719 (2012 - $307,050), decreased primarily due to a slow-down of activities in the Ghana and South American subsidiaries;

  Professional fees of $279,757 (2012 - $429,005), decreased due to share-based payments of $nil (2012 - $140,047) ;

  Property evaluations of $123,287 (2012 - $17,340), increased primarily due to ongoing maintenance costs incurred on the Company’s South American projects, which were previously written down while the Company continues to seek joint venture partners;

  Insurance of $66,209 (2012 - $27,135), increased primarily due to an adjustment of $35,774 to the understated insurance expenses related to the prior years;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 23

  Salaries and benefits of $1,103,630 (2012 - $2,013,961), decreased due to the share-based payments of $67,124 (2012 - $1,280,389); and

  Travel expenses of $99,959 (2012 - $204,905), as a result of a slow-down of activities in the South American and Ghana subsidiaries.

Other items showed a loss of $4,124,140 in the current period versus an income of $12,454,911 in the comparable period of 2012. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Realized gain of $17,230 from the sale of Balmoral Resources Ltd common shares (“Balmoral”) (112,000 shares), compared to a realized gain of $10,388,310 from the sale of International Tower Hill Mines Ltd. (“ITH”) (3,053,933 shares), Trevali (4,175,000 shares), and Corvus Gold Inc. (“Corvus”) (755,000 shares) common shares in the comparative period;

  The unrealized loss on warrants of Trevali in the current period of $59,741 versus unrealized gain on warrants of Trevali, and Abzu of $384,342 in the comparative period;

  Unrealized loss of $1,500on fair value through profit or loss investment in Ethos Capital Corp. compared to $57,500 unrealized gain in the comparative period;

  Due to substantial decline in the fair value of available-for-sale investments in Abzu, Wealth, and Dorato Resources Inc. (“Dorato”) common shares, the Company recorded impairment losses of $596,766 versus $26,344 in 2012 from losses on Wealth and Dorato common shares. These changes are due to market fluctuations which are entirely outside of the Company’s control; and

  Impairment of $3,775,254 in exploration and evaluation assets in the current period versus $nil in prior period.

SELECTED ANNUAL INFORMATION

The Company’s consolidated financial statements for the year ended October 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of financial statements, including International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The following selected financial information for the years ended October 31, 2012 is taken from the Company’s audited consolidated financial statements for the year ended October 31, 2012. The information for the years ended October 31, 2011 and 2010 are taken from the audited consolidated financial statements for the years ended October 31, 2011 and 2010. This information should be read in conjunction with those statements. Readers of the MD&A should refer to “Change in Accounting Policies including Initial Adoption” and “International Financial Reporting Standards” included in this MD&A for a discussion of IFRS and its effect on the Company’s financial presentation. Selected annual financial information appears below.

	October 31, 2012	October 31, 2011	October 31, 2010
	(IFRS)	(IFRS)	(Canadian GAAP)
Total Revenue	$149,434	$1,659,273	$36
Income (Loss) for the year	$(11,594,099)	$(25,148,877)	$44,950,970
Net income (loss) per share	$(0.13)	$(0.36)	$0.77
Total assets	$106,301,442	$108,478,339	$136,205,154

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 24

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results for the past eight quarters:

Fiscal 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest income	$16,705	$-	$-	$-
Gain (loss) on sale of investments	17,230	-	-	-
Impairment losses on available-for-sale investments	(596,766)	-	-	-
Write-off of exploration and evaluation assets	(3,775,254)	-	-	-
Net loss	(6,456,276)	-	-	-
Net loss per share	(0.06)	-	-	-
Comprehensive loss	$(6,384,718)	$-	$-	$-

Fiscal 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest income	$124,197	$16,683	$10,498	$(1,944)
Gain (loss) on sale of investments	10,388,310	(13,592)	1,250,207	(2,138,529)
Impairment loss	(26,344)	(94,304)	(231,019)	(3,335,434)
Gain on loan settlement	1,368,953	-	-	-
Write-off of exploration and evaluation assets	-	-	-	(3,554,667)
Net income (loss)	7,331,849	(3,110,113)	(3,928,536)	(11,887,299)
Net income (loss) per share	0.08	(0.03)	(0.04)	(0.14)
Comprehensive income (loss)	$(8,730,124)	$95,266	$(5,313,482)	$5,993,098

Fiscal 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue		$149,111	$165,254	$1,302,750
Gain on sale of investments		312,096	2,474,833	9,261,785
Impairment loss		-	-	11,335,318
Write-off of exploration and evaluation assets		-	-	12,206,614
Gain on the reclassification of investments from equity investment to resource related investments		-	-	-
Net income (loss)		(2,859,179)	(4,002,726)	(25,655,988)
Net income (loss) per share		(0.05)	(0.05)	(0.39)
Comprehensive income (loss)		$(10,588,639)	$(18,274,142)	$(16,542,349)

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 25

The variation seen over such quarters is primarily dependent upon the success of the Company's ongoing property evaluation program and the timing and results of the Company's exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company's quarterly results, and the Company's business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company's quarterly net losses, none of which are predictable. While the Company may seek, in the future, to sell some or all of the interests in other of its exploration and evaluation assets, the timing and potential effect of any such sale is impossible to predict. The write-off of exploration and evaluation assets can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share-based payment charges which can be significant when they arise. The payment of employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. With the exception of the interest generated from the loan to Trevali (a one-off event), the variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company's ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company's securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. Over the past fiscal year, the Company has also successfully generated operating funds through the sale of certain of its resource related investments, some of which have significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. In addition, the Company can raise funds through the sale of interests in its exploration and evaluation assets.

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized from the sale of resource based investments. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the proposed loan from Sprott Resource Lending Partnership ("Sprott") - noted below - or the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its exploration and evaluation assets, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes. The ability of the Company to carry out its planned activities, including the balance of the 2013 work program at Carbon Creek, the preparation of a feasibility study for Carbon Creek and ongoing activities at Sheini, as well as the ability to meet upcoming option payments in respect of Carbon Creek and Sheini, is dependent upon the Company securing additional sources of equity or debt financing. Although the Company has negotiate a loan facility with Sprott Resource Lending Partnership (see below) and is currently in discussions with a number of entities regarding potential additional debt and/or equity financings, no agreements have yet been reached and there can be no assurance that any arrangements for debt and/or equity financing transactions will be successfully concluded. Failure to conclude and complete any such arrangements within a reasonable timeframe could result in the Company having to severely curtail its operations and lead to the loss of its interests in its current mineral properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 26

On October 22, 2012 the Company executed a term sheet for up to $11,000,000 non-revolving reducing term loan credit facility agreement with Sprott Resource Lending Partnership ("Sprott"). It is expected the facility will be for the actual principal amount of up to $7,700,000 (due to the reduction in the gross proceeds to be raised under certain private placements by the Company, see below) at an interest rate of 12 per cent per annum, compounded and payable monthly, and due and payable in full on or before the first anniversary of the closing of the loan financing. Provided that the loan is in good standing and that Sprott is satisfied with the value of the security, the repayment of the loan may be extended for an additional year for a cash fee of 3% of the outstanding amount if the loan balance is $4,772,727 or more or 2% if less. In consideration of the facility, the Company will, on closing, pay to Sprott a bonus payment equal to 3% of the actual loan amount, such payment to be satisfied by the issuance of common shares at a deemed price of $0.45. A structuring fee in the amount of $110,000 has also been paid to Sprott. As security for the loan, Sprott will be granted a first charge over the Company's shares of Cardero Coal. In addition, the loan will be guaranteed by Cardero Coal, which will pledge all of its interest in Carbon Creek and related assets to secure such guarantee. The Company needs to raise a minimum of $7,000,000 under certain private placements noted below in order to trigger the Sprott loan credit facility. Proceeds of the Sprott loan are required to be applied to (a) exercise the option to acquire the 4 coal licenses held by Alan Johnson ($4,000,000) and (b) as to the balance, to continue the development and advancement of Carbon Creek. Closing of the facility is subject to the satisfactory completion of due diligence by Sprott, the settlement and execution of formal documentation by all parties, including certain third parties (currently underway), the acceptance for filing by the TSX and approval of the NYSE MKT with respect to the issuance of the bonus shares, and the completion of the private placements noted below. There can be no assurance that the Company will be successful in completing the Sprott loan, either in the amounts proposed, for a lesser amount, or at all.

On December 19, 2012, the Company closed the first tranche of a proposed offering of up to 22,500,000 common shares originally priced at $0.55 per share and intended to raise gross proceeds of up to $12,375,000 (the "Offering"). Due to market conditions, the Offering was subsequently re-priced to $0.45 per share, and the first tranche closing resulted in the Company issuing 7,966,794 shares to raise gross proceeds of $3,585,057.30. In connection with this first tranche closing, the Company paid cash finder's fees of $51,067.50 and issued 114,000 finder's warrants, with each finder's warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. As a result of the Company having arranged the flow-through private placement detailed below, the balance of the Offering was been reduced from 14,533,206 shares to 5,825,000 shares.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares (the "FT Offering"). The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. The Company paid aggregate finder's fees of $175,824.00 in cash plus 351,648 finder's warrants. Each finder's warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

On February 8, 2013, the Company closed the second and final tranche of a non-brokered financing, issuing 2,472,222 shares to raise gross proceeds of $1,112,500. The Company paid cash finder's fees of $55,626 and issued 123,610 finder's warrants, with each finder's warrant exercisable to purchase one share at a price of $0.50 until February 8, 2014.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 27

As a consequence of the closing of the first and second tranche of the Offerings and of the FT Offering, the Company has raised gross proceeds of $7,697,957. Accordingly, the Company had estimated that that the Sprott loan, if completed, would be for approximately $7,700,000. However, the Company now believes that, due to current market conditions for the securities of junior resource companies, the Sprott loan will likely be for a lesser amount, possibly $5 million. However, this matter remains under negotiation. The Company is unable to predict the potential closing date for the Sprott loan, and there can be no certainty that the Sprott loan will, in fact, be closed.

As January 31, 2013, the Company reported cash and cash equivalents of $3,829,981 compared to $2,142,499 at October 31, 2012. The change in cash and cash equivalents over the period is comprised of funds used by investing activities of $2,989,921 and $1,792,855 from operations, and $6,468,288 provided by financing activities due to proceeds from shares issued. As at January 31, 2013, the Company had working capital of $1,003,559 compared to working capital of $82,287 at October 31, 2012. The current working capital is not sufficient to permit the Company to carry out its planned activities beyond the end of the second quarter, and additional financing will be required in order to permit the Company to meet its anticipated general and administrative expenses and accounts payable, as well as continuing with its work in respect of Carbon Creek.. Failure to raise such funding will materially and adversely affect the Company's ability to carry on as a going concern, and could lead to a loss of its interests in it properties and a significant reduction in personnel.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Argentina and Ghana, all of the Company's cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker's Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There have not been any material changes in the Company's contractual obligations for mineral property lease and option payments and committed operating lease obligations as disclosed in its annual MD&A during the period ended January 31, 2013 or to the date of this MD&A.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 28

RELATED PARTY TRANSACTIONS

During the three months period ended January 31, 2013, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges in connection therewith:

Name	Relationship	Purpose of transaction	Amount
Michael Hunter	CEO of the Company	Wages and Salaries	$67,500
Hendrik van Alphen	Director of the Company	Wages and Salaries	$45,000
Lawrence W Talbot	VP of the Company	Wages and Salaries	$25,000
Angus Christie	COO of the Company	Wages and Salaries	$65,000
Blaine Bailey	CFO of the Company	Wages and Salaries	$50,000
Glenn Hoffman	CEO of Cardero Iron Ore	Wages and Salaries	$125,000
Marla Ritchie	Corporate secretary of the Company	Wages and Salaries	$30,000
Stephan Fitch	Director of the Company	Director's fees	$12,000
Leonard Harris	Director of the Company	Director's fees	$12,000
Paul Matysek	Director of the Company	Director's fees	$12,000
Ryan Dunfield	Director of the Company	Director's fees	$12,000
Lawrence W. Talbot Law Corporation	Company controlled by a Director of the Company	Professional fees	$20,625
Acuitas Consulting Ltd.	Company controlled by Executive Vice President of the Company	Consulting fees	$80,000

During the period ended January 31, 2013 and to the date of this MD&A there were no stock options granted to insiders. During the period ended January 31, 2013 and to the date of this MD&A, the following stock options previously granted to insiders vested as to the following amounts:

Name	Relationship	Number Vested	Exercise Price($)	Date Vested
Michael Hunter	CEO of the Company	20,000	0.0625	December 1, 2012
		40,000	0.15625
		80,000	0.3125
		80,000	0.0625
		30,000	0.3125
		10,000	0.3750
		120,000	0.3750
		48,000	0.4375
Blaine Bailey	CFO of the Company	40,000	0.3125	December 1, 2012
		40,000	0.0625
		10,000	0.15625
		10,000	0.3125
		20,000	0.3750
		80,000	0.3750
		20,000	0.4375
Keith Henderson	Executive Vice-	40,000	0.3750	December 1, 2012
	President	20,000	0.4375

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 29

PROPOSED TRANSACTIONS

Except as noted elsewhere in this MD&A, although the Company is currently investigating/negotiating with a number of potential financing sources for equity or debt financings, is entertaining proposals for the sale or option/joint venture of one or more of its properties and is negotiating arrangements with respect to infrastructure facilities related to Carbon Creek, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed herein.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value and the recoverability of the exploration and evaluation assets, the recognition of deferred income tax assets and the impairment of long term assets included in the Consolidated Statements of Financial Position, the assumptions used to determine the fair value of share-based payments in the Consolidated Statements of Comprehensive Loss, and the estimated amounts of reclamation and environmental obligations.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Please refer to note 2 of the January 31, 2013 the condensed interim consolidated financial statements for a comprehensive review of the accounting policies adopted during the current period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash and cash equivalents and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at January 31, 2013 was $3,829,981 of which $190,976 was held in US, Mexican, Argentinean, Ghanaian and Peruvian currencies.

The Company’s receivables and payables at January 31, 2013 were normal course business items that are settled on a regular basis. The Company’s investments in Abzu, Wealth, Indico Balmoral, Artha, and Dorato are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. The Company’s investment in Ethos Capital Corp. is classified as “fair value through profit or loss” for accounting purposes. All resource related investments in warrants are classified as fair value through profit or loss and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 30

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have concluded that the following material change in the Company’s internal control over financial reporting occurred during the period beginning on November 1, 2012 and ended on January 31, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting:

1.           As a consequence of the significant weakness in the Company’s ICFR identified by management as disclosed in management’ evaluation of the Company’s ICFR for the year ended October 31, 2012, management has taken steps to address such significant weakness by implementing a procedure to have the Company’s Chief Financial Officer, at the end of each interim and annual reporting period, review the accumulated investment balances for reasonableness and perform a reconciliation involving historical cost, current value and applicable accumulated other comprehensive income to detect potential errors. This process has now been implemented.

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at January 31, 2013:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	107,624,048	$123,299,275

As at March 13, 2013:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	110,596,270	$124,481,397

2.	Options Outstanding:

As at January 31 and March 13 2013:

Number	Exercise Price	Expiry Date
280,000(1)	$ 0.06	June 1, 2013
100,000(1)	$ 0.16	June 1, 2013
320,000(1)	$ 0.31	June 1, 2013
980,000(1)	$ 0.38	June 1, 2013
349,143(1)	$ 0.44	June 1, 2013
1,400,000	$ 1.10	November 9, 2013
1,500,000	$ 1.51	January 26, 2014
537,000	$ 1.16	March 23, 2014
3,100,000	$ 0.78	September 27, 2014
200,000	$ 0.45	January 4, 2015

8,766,143

(1)    Former Cardero Coal incentive stock options.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Three months ended January 31, 2013	Page 31

3.	Warrants Outstanding: As at January 31, 2013:

Number	Exercise Price	Expiry Date
240,000(2)	$ 0.13	May 29, 2013
1,600,000(2)	$ 0.50	June 1, 2013
114,000	$ 0.50	December 19, 2013
351,648	$ 0.55	December 28, 2013

2,305,648

(2)	Former Cardero Coal warrants.

As at March 13, 2013:

Number	Exercise Price	Expiry Date
240,000(2)	$ 0.13	May 29, 2013
1,600,000(2)	$ 0.50	June 1, 2013
114,000	$ 0.50	December 19, 2013
351,648	$ 0.55	December 28, 2013
123,610	$ 0.50	February 8, 2014

2,429,258

(2)	Former Cardero Coal warrants.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.